Brian Lee	Dentons US LLP
Partner	1221 Avenue of the Americas
New York, NY 10020-1089
brian.lee@dentons.com	United States
D +1 212 768 6926
dentons.com

Brian Lee

Partner

March 11, 2022

Matthew Derby United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, DC 20549-3010
Re:	Ventoux CCM Acquisition Corp. Draft Registration Statement on Form S-4 Submitted December 20, 2021 CIK No. 0001822145

Dear Mr. Derby:

By your letter dated January 21, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Draft Registration Statement on Form S-4 submitted on December 20, 2021 by our client, Ventoux CCM Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, certain subsidiaries of the Company, and E La Carte, Inc., a Delaware corporation (d/b/a Presto, Inc.) (“Presto”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are publicly filing the Registration Statement on Form S-4 (the “Registration Statement”) electronically via the EDGAR system. The changes made in the Registration Statement reflect the responses of the Company or Presto, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of the Registration Statement marked to show the changes made to the Draft Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or Presto thereto, as applicable, and references in the responses to page numbers are to the marked version of the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

Cautionary Note Regarding Forward-Looking Statements, page 8

1.	We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 in connection with the disclosure of Presto’s projections, forecasts, and any underlying assumptions. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Registration Statement in response to the Staff’s comment.

Questions and Answers about the Proposals

What vote is required to approve the proposals presented at the Special Meeting?, page 16

2.	In light of the fact that the SPAC Sponsor has agreed to vote its shares of common stock to approve the merger and related proposals, please disclose the percentage of non-affiliated public shares that would need to approve the merger by majority vote assuming all Ventoux outstanding shares are voted and if only a quorum of Ventoux shares are present.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement in response to the Staff’s comment.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

Summary of the Proxy Statement/Prospectus

The PIPE Investment, page 31

3.	We note that VTAQ entered into the Equity Subscription Agreements and the Convertible Note Subscription Agreement with certain accredited investors. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in these private placements.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 97 of the Registration Statement in response to the Staff’s comment.

4.	Explain the purpose and effect of the Note Indenture provision that would require VTAQ to repurchase for cash all of the notes at any time upon the occurrence of a “fundamental change.” Additionally, disclose here the definition of fundamental change.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 35 of the Registration Statement in response to the Staff’s comment.

VTAQ’s Reasons for Approval of the Business Combination, page 34

5.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response:	The Company respectfully advises the staff that we do not believe the fiduciary duties or contractual obligations of our officers or directors, nor the waiver of the corporate opportunities doctrine in our certificate of incorporation, materially impacted our search for an acquisition target nor will materially impact our ability to complete the proposed transaction described in the Registration Statement. The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39-40 and page 110 of the Registration Statement in response to the Staff’s comment.

Interests of VTAQ’s Directors and Officers in the Business Combination, page 37

6.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19-20 of the Registration Statement in order to disclose the material risks to public warrant holders including that (i) public warrant holders will only be able to exercise their warrants on a “cashless basis” if the Company does not maintain a current and effective prospectus relating to the shares of common stock issuable upon exercise of the warrants, (ii) that the market price of the common stock may never equal or exceed the exercise price of the warrants, and (iii) that the Company may redeem the outstanding public warrants at a price of $0.01 per warrant, if the last sale price of the Company’s common stock equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day before the Company sends the notice of redemption to the warrant holders.

In addition, the Company has revised the disclosure on pages 19-20 and page 224 of the Registration Statement to (i) disclose that recent common stock trading prices have not met or exceeded the $16.50 threshold that would allow the Company to redeem public warrants and (ii) clearly explain the steps the Company will take to notify all warrant holders regarding when the warrants become eligible for redemption.

7.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39-40 and 110-111 of the Registration Statement in response to the Staff’s comment.

8.	The disclosure indicates that prior to the special meeting the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates may purchase shares and/or warrants from investors. Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the staff that the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates have not and will not make any purchases of shares and/or warrants from investors. The Company has revised the disclosure on page 41 of the Registration Statement in response to the Staff’s comment.

Risks Related to VTAQ and the Business Combination, page 42

9.	Please include risk factor disclosure detailing the risks involved with the provisions of your proposed charter noted on pages 118-122, including, for instance, having a classified board, prohibiting shareholders from calling special meetings and requiring more than a majority vote for certain actions.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86-87 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 48

10.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the risk factor titled “There are risks to our public stockholders who are not affiliates of the Sponsor of becoming stockholders of New Presto through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.” included on pages 83-84 of the Registration Statement.

Special Meeting of VTAQ Stockholders

Vote of the Sponsor, Directors and Officers, page 85

11.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement and why such shareholders were willing to waive their redemption rights.

Response:	The Company respectfully advises the staff that the Sponsors, directors and officers have waived any redemption rights, including with respect to shares of Common Stock issued or purchased in the VTAQ IPO or in the aftermarket, in connection with the Business Combination because that is the agreement made in connection with the consummation of the IPO, and is disclosed as such on page 47 of VTAQ’s IPO Prospectus dated December 23, 2020 and filed with the Commission on December 28, 2020. No consideration was paid to the Sponsors, directors and officers in connection with such waiver.

Certain Presto Projected Financial Information, page 102

12.	Regarding your disclosure of Non-GAAP Adjusted EBITDA, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Response:	The Company has revised the disclosure on page 109 to present a reconciliation to net income (loss).

13.	Please revise to provide additional discussion of the assumptions underlying the projected gross margin increase from 28% in 2021 to 55% in 2023. Specifically, state the assumptions used to calculate operating efficiencies, economies of scale, and the shift in platform product mix.

Response:	The Company has revised the disclosure on pages 107-108 to provide the assumptions underlying the projected gross margin increase.

14.	Disclose with specificity the estimates and assumptions used with respect to general business, economic, regulatory, market and financial conditions and other future events. Additionally, since the forecasts assume consistent investment in sales and marketing staffing, R&D, and G&A, quantify the assumed investment in each. If it is not clear where such funds would come from, or if such the Company is depending on cash in trust from the business combination, so state.

Response:

The Company has revised the disclosure on pages 107-108 to clarify that all assumptions and variables underlying the projections are with respect to matters specific to Presto and to provide the estimates and assumptions regarding investment in sales and marketing, R&D and G&A requested by the Staff.

15.	The investor presentation dated January 12, 2022, filed as an exhibit to the Form 8-K, focuses on the projected financial information. The emphasis on the prospective financial information, as opposed to historical results, in investor presentations appears to contradict statements in the registration statement that “Presto does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance,” and that the Presto forecasts were not prepared with a view toward public disclosure. With a view toward revised disclosure, please tell us if the forecasts were prepared in part for marketing purposes or to influence investor decisions.

Response:	The Company respectfully advises the staff that, outside of the investor presentation dated January 12, 2022 (the “Investor Presentation”), Presto has never publicly shared long-term forecasts or internal projections of its future performance. Furthermore, there is no present intention for New Presto to do so following the closing of the Business Combination.

The financial forecasts (the “Forecasts”) in the Investor Presentation were initially shared by Presto with the Company as part of the negotiation of the Merger Agreement. The Forecasts were prepared by Presto’s management, were necessarily subjective, and were based upon the then best available estimates, judgments and beliefs of Presto’s management, but were not expected to be relied upon to predict actual future results. No representation was made in the Merger Agreement or otherwise that such Forecasts would actually be achieved. Instead, such Forecasts were used by the Company as part of the total mix of information available to them during negotiations, and were considered by the parties in light of the nature of such forecasts, including the circumstances, intended use and inherent limitations surrounding their preparation.

The Company respectfully advises the staff that it is market practice to provide the investors in a private placement executed in connection with a de-SPAC business combination the same projections as are provided to the SPAC’s management. Due to the Company’s contractual requirement to cleanse the private placement investors of material non-public information they received in considering their investment, following the signing of the subscription agreement, the Company was obliged to file the Investor Presentation as an exhibit to their Current Report on Form 8-K filed on November 10, 2021 (the “8-K”).

The Forecasts have been included in the Registration Statement for the sole purpose of disclosing to investors the information the Company’s management had access to when evaluating the proposed business combination and not for investors to use it as a basis for their decision to support the business combination. The Company has amended the language on pages 107-108 to make this clear.

16.	Provide us with the legal basis for the disclaimer on page 104 of “any responsibility to update or revise...these financial projections to reflect circumstances or events...that may have occurred or that may occur after the preparation of these financial projections, even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change.” Refer generally to Item 10(b)(3)(iii) of Regulation S-K.

Response:

The Company acknowledges its obligations under Item 10(b)(3)(iii) of Regulation S-K and should it or Presto become aware of material facts or circumstances regarding their financial condition which would require disclosure to investors, the Company will make such disclosures in accordance with applicable federal securities laws, including the obligations under Item 10(b)(3)(iii) of Regulation S-K. The Company has revised page 108 of the Registration Statement to reflect this obligation.

The Stock Issuance Proposal, page 127

17.	Tell us why you have included the Equity PIPE and Debt Pipe investment share issuance approvals together with the issuance of the shares contemplated by the merger agreement. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement on pages 6-8, 11-12, 14, 17, 35-36, 89-91 and 132-133, in response to the Staff’s comments, to separate the approvals for the issuance of the shares contemplated by the merger agreement from the approvals for the PIPE investments.

Unaudited Pro Forma Condensed Combined Financial Information, page 138

18.	In the business combination transactions summary, please disclose the ratio of the exchange of VTAQ shares for Presto shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 46.

Response:	The Company has revised the disclosure on pages 48 and 149 to disclose the ratio of the exchange under the two redemption scenarios.

19.	Revise to limit your pro forma balance sheet presentation to the latest historic balance sheet included in the filing.

Response:	The Company has revised its pro forma balance sheet on pages 46-47 and page 146 to the latest historic balance sheet included in the filing.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 140

20.	Present in a separate pro forma adjustment column following the Presto (Historical) balance sheet, adjustments that give effect to:

●	the Preferred Stock Conversion;

●	the Warrant Exercise;

●	the Convertible Notes Conversion; and

●	the number of shares of common stock of New Presto to be issued based upon the Exchange Ratio.

This pro forma adjustment column should be followed by a subtotal column to present Presto on a pro forma basis. You should make similar revisions in your pro forma income statements to give effect to these transactions on the Presto historic income statements including the impact on loss per share.

Response:	The Company has revised its disclosure on pages 146-148 to provide the requested pro forma adjustment column and subtotal column.

Information About Presto, page 168

21.	We note that revenue from your three largest customers accounted for 93% of revenue in 2021. Please revise to identify these customers and disclose the material terms of your agreements with them, including the duration of the agreements and termination provisions. To provide context for this disclosure, also revise to disclose the total number of customers for each period presented. In addition, include a risk factor disclosing your dependence on a limited number of customers and discuss your limited customer base in your Business section. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response:	The Company respectfully points out that Item 101(h)(4)(vi) of Regulation S-K does not require disclosure of the identity of a significant customer. Such requirement was also removed for issuers that are not smaller reporting companies when the Commission updated former Item 101(c)(1)(vii) of Regulation S-K which previously required disclosure of the identify of any 10% customer. Thus, unless the identity of a customer is independently deemed material, there is no requirement under Regulation S-K to include a customer’s identity.

Presto has disclosed that each of its significant customers is a major national restaurant chain and has disclosed the identity of its largest customers as a general matter. Presto respectfully submits that disclosure of the identity of its three largest customers and the revenues that each generates is not material to an investment decision. This is because there is no information that is specific to the identity of each such customer that is material to an investment decision. Should such information arise in the future, for example, due to a change in the financial profile of a major customer, Presto would consider the need for specific disclosure at that time. Presto also notes that its approach accords with the expectations of its customers as to confidentiality and helps preserve and further Presto’s relationship with those customers.

In response to the Staff’s comments, the Company has revised the Registration Statement on pages 177-178 to describe the material terms of the contracts entered into with these customers.

The Company understands the importance of disclosure about its customers and has provided investors with what it views to be the material information regarding its customers and related risks in the following sections of its Registration Statement:

●	“Summary of the Proxy Statement/Prospectus— Summary of Risk Factors” and “Risk Factors”— “We currently generate significant revenue from three primary customers, and the loss or decline in revenue from any one of these customers could harm our business, results of operations, and financial condition.” (pages 43 and 52);

●	“Information About Presto—Customers” (pages 177-178);

●	“Management’s Discussion and Analysis of Financial Condition and Results of Operations of Presto— Quantitative and Qualitative Disclosures About Market Risk, Credit Risk” (page 210); and

●

“Notes to Consolidated Financial Statements—Note 1—Summary of Business and Significant Accounting Policies—Concentrations of Risks, Significant Customers and Investments” (page F-33) and “Notes to Condensed Consolidated Financial Statements—Note 1—Summary of Business and Significant Accounting Policies—Concentrations of Risks, Significant Customers and Investments” (page F-77).

22.	We note your disclosure that you “may take advantage of several acquisition opportunities” and that “currently there are five immediately actionable targets which have strong product fits and can bring in around $50 million of additional ARR.” Please revise to clarify whether you have entered into any negotiations or agreements to acquire any company and provide a more detailed discussion regarding the status of the negotiations. Clarify what is meant by the phrase “immediately actionable.”

Response:	The Company has revised the disclosure on page 176 to clarify the status of Presto’s M&A activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Presto

Overview, page 176

23.	In light of your significant operating losses and negative cash flows from operating activities, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.

Response:	The Company has revised the disclosure on pages 185-186 to disclose its plans for achieving profitability and positive cash flows from operating activities.

Non-GAAP Financial Measures, page 178

24.	We note that you eliminated the impairment of returned leased tablets and certain product and hardware repair costs, due to infrequency and COVID when calculating Non-GAAP Adjusted Gross Profit and Adjusted EBITDA, implying that these costs are not reflective of your normal course of business. Please clarify your disclosure and tell us how these costs meet the definition of non-recurring, infrequent or unusual as set forth in Item 10(e)(1)(ii)(B) of Regulation S-K. See also Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that COVID-19 had a significant impact on the restaurant and hospitality sector in which Presto operates. Many restaurants closed completely due to lockdowns and staff shortages, especially as multiple waves of COVID-19 continued to debilitate the restaurant and hospitality industry. Presto experienced three, specific, quantifiable impacts from the initial onset of COVID-19 that resulted in significant charges to the statement of operations.

Impairment of Returned Leased Tablets

During the third and fourth quarters of fiscal year 2021, Presto experienced contract terminations by certain franchisees of one of Presto’s primary enterprise customer relationships. Under such contracts, the franchisees leased the equipment from Presto and upon termination were required to return the used equipment to Presto. Upon return, such equipment was determined to not be recoverable in future leasing relationships; accordingly, Presto incurred an impairment loss during such periods. While Presto believes that such impairments were due to the impacts of COVID-19, Presto has added disclosure on page 184 to clarify that such impairments should not be considered non-recurring, infrequent or unusual and may occur in the future.

Loss on Infrequent Product Repairs

Social distancing practices resulted in customers implementing a range of extreme cleaning protocols involving Presto’s products. Specifically, customers started to clean Presto’s devices with highly invasive commercial disinfectant solutions, which leaked into the hardware, causing significant damage to the devices and requiring replacement. This resulted in a significant spike in repair and return merchandise authorization (“RMA”) expenses compared to historical expenses. Typically, these issues would be considered to be negligence on the part of the customer; however, given the nature of the issues and the fact that the cleaning protocols were a mandatory precaution as a result of COVID-19 and were not expected to cause such widespread damage to the devices, Presto, as a sign of goodwill and for customer satisfaction, incurred the repair and replacement expenses related to the liquid ingress issue.

Hardware Repair Expenses Related to COVID-19

As a result of COVID-19, Presto incurred higher than usual repair expenses for one-time, infrequent product repairs that were not covered by Presto’s third-party manufacturer, who typically covers the costs. The increase in expenses was a result of a higher volume of repair requests due to customer issues arising from COVID-19 related complications.

Analysis - Loss on Infrequent Product Repairs and Hardware Repair Expenses Related to COVID-19

These unprecedented events experienced by Presto created quantifiable incremental costs that were directly attributable to COVID-19 that Presto would not have incurred were it not for COVID-19.

Presto has considered the following factors in determining that adjusting for these costs is appropriate:

●	Incremental to charges incurred prior to COVID-19. In each case, Presto has been able to track specifically the increased cost that resulted from COVID-19 as compared to regular costs. For example, disinfectant liquid ingress was not a cause of merchandise return and repair prior to COVID-19 and the volume of hardware repair costs increased compared to historically as a result of customer issues related to COVID-19.

●	Recurrence. Presto’s loss on infrequent product repairs and significant volume of hardware repair expenses did not occur in the years prior to the onset of COVID-19 and are not expected to recur within the subsequent two years, which is evidenced by the significant decline in the expenses for the six months ended December 31, 2021. Presto’s salesforce took steps to advise its customers of proper cleaning techniques and is in the process of installing hardening kits on the tabletop devices to prevent cleaning solutions from damaging devices in the future to ensure the related liquid ingress expenses will not recur and to prevent additional abnormal hardware repair costs.

●	Actual, Quantifiable Costs. The adjustments relate to actual, quantifiable costs and to theoretical amounts.

Further, Presto considered Deloitte’s guide “Financial Reporting Considerations Related to COVID-19 and an Economic Downturn,” which states,

“Under ASC 220-20-45-1, ‘unusual nature’ represents a situation in which the underlying event has a high degree of abnormality and not related to the ordinary activities of the entity. Furthermore, ‘infrequency of occurrence’ represents an event that would not reasonably be expected to recur in the foreseeable future. We believe that most companies will consider COVID-19 to be unusual or infrequent and that a decision about whether to separately disclose related amounts would therefore primarily be based on the materiality of the impact on its financial statements. ASC 220-20 does not provide guidance on assessing how the financial effects of a qualifying event should be disclosed; accordingly, a registrant may need to use significant judgment when determining the amounts to separately report or disclose. We believe that in determining how to report such amounts, an entity could reasonably conclude that disclosing direct and incremental costs or benefits related to the COVID-19 pandemic would be consistent with the spirit of the guidance above (e.g., asset impairments, cleaning costs, business interruption insurance recoveries).”

Based on the above guidance and the facts set forth in the above analysis, the liquid ingress costs are directly related to the impact of COVID-19 on Presto’s business as in the normal course of business the devices would not have been cleaned with such disinfectant solution. Further, upon noting this issue, Presto has taken steps to prevent the issue from recurring by training its customers in proper cleaning techniques and installing hardening kits on the devices. Further, as it relates to the hardware repair expenses related to COVID-19, the Company experienced a higher volume of repair expenses directly as a result of customer issues arising from COVID-19 complications that are not expected to recur. As such, the liquid ingress expenses and hardware repair expenses are not expected to continue in the future and are considered non-recurring, infrequent and unusual. Presto believes that the adjustment provides investors with a tool to understand the performance of its business without the impact of these significant, unusual and non-recurring costs. In Presto’s view, this provides a more complete picture to investors than simply providing the unadjusted results.

Presto has revised the disclosure on pages 184 and 187 to add further discussion of management’s assertions regarding these adjustments.

25.	In addition, more fully explain to us why you believe adjusting non-GAAP financial measures for impairment of returned leased tablets and product and hardware repairs, which appear to be normal business costs under your Return Merchandize Authorization process, is reasonable and appropriate. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:	Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures gives the following example: “For example, presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” While this is a non-exclusive example, we believe it captures the concern to which the Staff is pointing.

As set forth in response to comment 24, Presto has acknowledged the Staff’s comment and has added disclosure on page 184 to describe that the impairment charges incurred in relation to the return of leased tablets were not indicated to be non-recurring, infrequent or unusual. While such charges are not indicated to be non-recurring, infrequent or unusual, Presto respectfully advises the Staff that Presto’s impairment charges are not related to normal business costs associated with Presto’s RMA process. The RMA process relates specifically to tablets sold to customers. Rather these impairment charges arose with certain franchisees of Presto’s enterprise customers who contracted with Presto under a leasing model arrangement. During the third and fourth quarters of fiscal year 2021, certain franchisees of this customer terminated their contracts with Presto and returned the leased tablets. Pursuant to the terms of certain of Presto’s equipment financing facilities under which the equipment was financed, such returned tablets were restricted for use solely in leasing arrangements. Given the used condition of the returned equipment and the lack of near-term demand for the tablets under a leasing model, Presto determined the assets were not recoverable and accordingly recorded impairments related to the returned tablets. While Presto acknowledges that such impairment charges may occur in the future if additional franchisee terminations occur, Presto does not consider these normal, recurring, cash business costs and therefore represents a reasonable and appropriate adjustment in arriving at its non-GAAP measures presented in the Registration Statement.

With regard to loss on infrequent product repairs and hardware repair expenses related to COVID-19, such expenses were neither normal nor recurring:

When measured against comparable expenses in previous periods, these expenses were disproportionately large and were clearly the direct result of short-term impacts from COVID-19. As noted previously, in each case, Presto has been able to track specifically the increased historical volume of repairs that resulted from COVID-19 as compared to regular costs.

The expenses are non-recurring. Expenses of this type that are tied to COVID-19 did not occur in the years prior to the onset of COVID-19 and are not expected to, recur within the subsequent two years.

The Company therefore respectfully submits that these adjustments are not misleading and has revised the disclosure on pages 184 and 187 to add further discussion of management’s assertions regarding these adjustments.

Key Factors Affecting Our Performance, page 180

26.	We note that you identify Retention and Expansion within your Existing Customer Base, Expansion of Locations Per Customer, and Support of your Customers’ Revenue Growth, among others as key factors affecting performance. We further note your disclosure on page 170 regarding net revenue retention rate and your use of the phrase “sticky.” Please clarify whether the company uses any key performance metrics underlying these key factors in evaluating the business, and quantify those metrics for the periods presented. For example, revise to define your net revenue retention rate and provide the underlying metrics.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 188 of the Registration Statement in response to the Staff’s comment.

Results of Operations, page 184

27.	Please expand your discussion of your results of operations to describe any known trends or uncertainties that have had or that Presto’s management reasonably expects will have a material impact on revenues or loss from operations. Particularly, in light of your dependence on three customers accounting for 93% of revenues, please discuss and analyze all known trends and uncertainties resulting from your dependence on these customers for substantially all of your revenues. If applicable, discuss to what extent management intends to rely upon these three customers for future revenue growth.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 193-194 of the Registration Statement in response to the Staff’s comment.

28.	For all periods presented, please revise to separately quantify and further analyze each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to platform revenues, for example, please separately quantify the amount of growth due to new customers and Average Revenue per Location (ARPL). When discussing associated costs, for instance, please identify and quantify increases due to product costs, shipping/freight costs, installation costs and other costs. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:	The Company has revised the disclosure on pages 193-198 to provide the requested additional disclosure.

29.	Please revise your disclosures for the change in fair value of warrants and convertible promissory notes to explain the specific assumptions that changed that resulted in the significant decline in value of these liabilities.

Response:The Company has revised the disclosure on page 195 and pages 197-198 to explain the specific assumptions that changed that resulted in the significant decline in value of the warrants and convertible promissory notes.

Liquidity and Capital Resources, page 186

30.	Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 198 of the Registration Statement in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 216

31.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities identified in the beneficial ownership table.

Response:	The Company respectfully advises the Staff that, with respect to Ventoux Acquisition Holdings LLC, Chardan International Investments, LLC and Silver Rock Financial LP, the Company has disclosed the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities. With respect to MMCAO International Inc. SPC, Polar Asset Management Partners Inc., Mizuho Financial Group, Inc., Barclays PLC and Bank of Montreal, the Company respectfully advises the Staff that the information it disclosed with respect to such entities is based solely on the most recent Schedule 13Gs filed by such entities, and such Schedule 13Gs did not identify any natural person having voting or dispositive power over the shares. Therefore, the Company does not have any basis on which to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by such entities. The Company has added the natural person or persons who exercise the voting and/or dispositive powers with respect to Presto’s securities owned by the entities set forth in the beneficial ownership table. The disclosure on pages 231-232 of the Registration Statement has been revised in response to the Staff’s comment.

32.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

The Company respectfully advises the Staff that the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, is now disclosed in the footnotes to the beneficial ownership table on pages 231-232 of the Registration Statement.

Consolidated Financial Statements of E La Carte, Inc. (dba Presto)

Summary of Business and Significant Accounting Policies

Revenue Recognition, page F-59

33.	We note that Presto Smart Dining System contracts may include leasing of hardware, hardware accessories and other services. Please describe for us, in greater detail, how these arrangements are accounted for including any lease contracts. You should address whether you determined if any lease contracts or components are within the scope of ASC 840, how such contracts are separated from the rest of the arrangement, what the performance obligations are for the components accounted for under ASC 606 and the basis for the timing of revenue recognition for each. Refer to the authoritative guidance you relied upon.

Response:	The Company acknowledges the Staff’s comment and respectfully submits that Presto uses a lease model relationship with solely one enterprise customer and its related franchisees. Specifically, through arrangements with that customer and franchisees, Presto leases its tabletop systems, which contain a specifically identified tablet that is shipped and equipped with software that is embedded into the hardware (tablet). The tablet acts as an end point/node to connect to the Presto hosted cloud solution, which permits it to carry out its point-of-sale, server assistance and entertainment functions. Presto also is responsible for ongoing maintenance and upgrades for the full term of the subscription.

Given the existence of the explicitly identified asset in the arrangement, Presto assessed whether tablets provided under such arrangements would meet the definition of a lease under Accounting Standards Codification 840 Leases (“ASC 840”). Each agreement stipulates the number of tablets, identifying the devices to be used at a particular location of a franchisee.

Within the scoping provisions of ASC 840 it states:

840-10-15-5 –“The identification of property, plant, or equipment in the arrangement need not be explicit; it may be implicit. Property, plant, or equipment has been implicitly specified if, for example, the owner-seller owns or leases only one asset with which to fulfill its obligation to the purchaser and it is not economically feasible or practicable for the owner-seller to perform its obligation through the use of alternative property, plant, or equipment.”

As the tablets are explicitly listed in the agreements, this supports the fundamental concept that there is an identified asset that the lessee has the right to use. Consistent with the Presto’s revenue policy whereby the tablets are sold, under the lease model arrangement the customer receives hardware, software and maintenance support. As the use of the hardware is determined to be a lease, Presto also considered the accounting for the remaining elements of the arrangement. Presto entered into all such leasing agreements prior to July 1, 2019, accordingly the accounting applied was prior to the Presto’s effective date of adoption of Accounting Standards Codification 606 Revenue from Contracts with Customers (“ASC 606”).

Consistent with Presto’s revenue recognition policy for products sold, under the leasing arrangements Presto views the software and hardware as one unit that functions together to deliver the tablets essential functionality. Accordingly, prior to the adoption of ASC 606, the combined unit was treated as one unit of account and accounted for under ASC 840 and there was no allocation of arrangement consideration to lease and non-lease elements, but rather the consideration was allocated to the combined unit.

Presto noted that this accounting policy is consistent with the interpretive guidance within section 1.6.2 of the Ernst & Young, Financial Reporting Developments Guide, Lease Accounting ASC 840 (April 2021) (the “EY 840 FRD”):

“if a lease includes (1) a lease of property, plant or equipment (e.g., computer hardware) and (2) software elements, the revenue from the arrangement should be allocated between the lease and software elements. The revenue allocated to the lease of the tangible property should be accounted for pursuant to ASC 840. The revenue allocated to the software elements, including post-contract customer support (PCS) should be accounted for separately in accordance with the guidance in ASC 985-605. However, if the software is incidental to the property, plant or equipment as a whole (e.g., software embedded in an automobile) or the software and hardware functions together to deliver the tangible leased product’s essential functionality (e.g., a leased computer and an operating system), the entire arrangement should be accounted for in accordance with ASC 840.”

With the adoption of ASC 606, Presto did not to revisit the allocation of contract consideration to lease contracts that were in existence prior to the of adoption of ASC 606 and therefore did not separate the arrangement into lease elements accounted for under ASC 840 and the non-lease elements under ASC 606. Rather, Presto continues to recognize the combined unit for contracts in existence before the adoption of ASC 606, using ASC 840.

The determination to not revisit the allocation of contract consideration is consistent with the interpretive guidance within Section 1.1.5 of the EY 840 FRD which states:

For leases that commenced prior to the effective date of ASC 606, questions have arisen about whether there is a requirement to reallocate contract consideration among lease and non-lease elements in an existing contract upon adoption of ASC 606. Reallocating consideration for existing contracts could result in revisions to the accounting for the existing lease element under ASC 840 (e.g., lease classification may be affected). The FASB clarified at a June 2017 Board meeting that it did not intend for an entity to revisit the allocation of contract consideration between lease and non-lease elements for existing unmodified contracts upon the adoption of ASC 606.

Finally, with regard to lease classification, due to uncertainties surrounding non-reimbursable costs and Presto being fully responsible for out of pocket warranty costs related to the leased assets via a contractual guarantee of asset performance to the lessee for the entire lease period of six years, which is longer than the Company’s and manufacturers standard product warranty of approximately one year, Presto concluded that the arrangements should be accounted for as operating leases under ASC 840. Presto applies the following principles in ASC 840 in accounting for the combined unit of hardware and software as an operating lease.

840-20-25-1- Rent shall be charged to expense by lessees (reported as income by lessors) over the lease term as it becomes payable (receivable). If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.

Consistent with the aforementioned guidance, Presto recognizes consideration received associated with the leases on a straight-line basis over the term of the leases.

34.	In regard to transaction revenue, you state that you are primarily responsible for the services provided, control access and influence prices, and these factors reflect that the company is the principal in transactions with diners. Please explain further how you determined that the diner is the customer in your arrangements and how you execute a contract with the diner. Please also clarify how you considered all of the factors in ASC 606-10-55-36 through 55-40 in determining that you are the principal in the transaction. Please ensure you include the following in your response:

●	Clarify the specific services contracted for by the customer and how you control each of these services prior to being transferred to the customer; and

●	Explain the specific terms of the contract that you enter into with the customer and the specific terms of the contract that you enter into with the agent as it relates to responsibility for fulfillment and acceptability of services. Please also clarify the timing of entering into these contracts.

Response:	The Company acknowledges the Staff’s comment and respectfully submits the following detailed response. Tabletop system includes the capability of providing games, referred to as premium content, which are designed and provided by the Company via internet and can be purchased by diners. The premium content is only accessible over the internet, and upon diners making the decision to pay for the content, they receive the right to access the premium content on the Tabletop system. Premium content fees are usage based through the diner’s use of the device. Any fees that are incurred are collected by the restaurant, acting as an agent on behalf of the Company, as part of the normal payment for the dining check from the diner and remitted back to the Company. In turn, the agent earns a commission (referred to as “revenue share”) for upselling premium content downloads to the diners.

The Company contracts with third party vendors to obtain gaming licenses in order to provide premium content on the Tabletop system. Diners, the Company’s customer, have the option to pay for the premium content while dining at the restaurant. Each game played is billed at a fixed rate and diners need to authorize the purchase prior to having access to the premium content. Diners enter into an agreement with the Company when they agree to pay for use of this premium content and in return the Company provides access to the premium content purchased on the Tabletop device. Payment and usage terms are clearly defined on the Tabletop device, with the diner agreeing to the payment terms concurrent to gaining access to the premium content, with the payment being collected by the restaurant as part of the dining check.

Each transaction is representative of a separate contract between the Company and a diner, the performance of which is completed as soon as the instant access to the premium content is provided to the diner. The premium content is not a promised service within the License/Revenue Share Agreements held with the agent as it is sold as a separate, additional service to the diner and operates as an add on to the system through a separate contract being entered into directly with the diner, and the Tabletop only serves as a medium to access such content by the diner. As such, the Company has a separate contract with the diner i.e., diner represents its customer in these arrangements.

●	Specific services contracted for by the customer

o	The Company enters into the license agreements directly with the third party game vendors, who then provide the underlying license to the Company to permit provision of the premium content in restaurants on the Tabletop systems to diners dining at the restaurant. At no time does the Company transfer any license to either the diner or the restaurant. The diner makes the decision to make a purchase to purely access the premium content.

o	The Company, through its Tabletop system, entirely controls the price point which is presented to the diner. The price point cannot be adjusted or changed by either the agent or the diner, without modifications to the configurations set up in the Tabletop system, which can only be done by the Company.

o	If the diner pays the fee, the Company provides all premium content featured on the device to the diner in an unlimited pass for the duration of their stay at the restaurant.

●	Control of access to services / contract terms

o	The Company controls access to the premium content on the Tabletop system using its proprietary, back-end configurations. The Company retains custody of the premium content on its cloud and merely grants diners access to purchase the premium content through the Tabletop system at the restaurant.

o	In terms of the contract with the customer at the time of purchase, the Company controls the display image/user interface and presents the diner with the options to purchase premium content for a specified price or to decline the purchase.

●	Specific terms entered into with the agent as it relates to responsibility for fulfillment and acceptability of services

o	The agent and the Company enter into a License/Revenue Share Agreement for all premium content revenue, net of voids and sales tax. The Company will have previously entered into a MSA with the agent to provide the agent with Tabletop systems to be used at its stores. As a result of having these Tabletop systems, the agent will be entitled to entering into a revenue share arrangement with the Company where it will act as a sales agent for the Company and upsell the Company’s premium content to diners in exchange for a commission.

o	The agent collects the payment from the diner and remits to the Company net the agents commission fee on a monthly basis.

The Company has sole responsibility for the premium content provided, controls access to the content and determines the prices charged to customers, while the restaurant is merely an agent as contemplated by ASC 606-10-55-36 through 55-40. As such, the Company believes it is correctly characterizing itself as the principal in transactions with diners, which is further assessed below.

ASC 606-10-55-36 requires entities to determine whether their performance obligation is to provide the good or services themselves (acting as a principal) or to arrange for another party to provide the good or service (acting as an agent). In situations where the Company is acting as a principal, it will recognize revenue at the gross amount to which it is entitled from customer. In situations where the Company is acting as an agent, it will recognize revenue at the net amount retained. The Company considered the guidance provided in ASC 606-10-55-37:

“An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. However, an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.”

As noted in the guidance above, the key factor in determining principal versus agent under ASC 606 is whether or not an entity controls the goods or services prior to transferring the good or services to a customer. To assess whether the Company controls the products before they are transferred to its customers, the Company considered the indicators in ASC 606-10-55-39, which states: “Indicators that an entity controls the specified good or service before it is transferred to the customer include, but are not limited to, the following:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specification). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefit from, the good or service before it is transferred to the customer.

c.	The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases.”

The Company assessed the application of the above guidance to transaction revenue earned from premium content sales on its devices at the restaurant locations. The Company noted that per the License Agreement/Revenue Share Agreements the Company has with its agents, it is responsible for the installation and maintenance of the hardware and software necessary to support the premium content service. The Company will receive the fees incurred (restaurant collects on its behalf acting as an agent) based on diner usage and is also responsible for calculating the allocation of the fees based on the terms of the License/Revenue Share Agreement. The Company then assessed the three indicators under ASC 606-10-55-39 below:

a.	Principal Obligor: The Company licenses the premium content from a third party and configures the premium content on to the Tabletop System. The third-party licenses are issued to the Company and are non-transferrable and hence cannot be sold or sub-licensed to anyone else. The premium content is hosted on the Company’s servers (Presto platform) similar to its other software offerings. To use the premium content, the Tabletop System needs to be connected to the Presto platform through the internet. If the system is not connected through internet, the premium content is not accessible. The Company can prevent/terminate all access by agents/diners to the premium content since it controls the servers on which these games are hosted. This premium content is provided pre-packaged to the diner for use. The Company is responsible for ensuring that the premium content functions as desired and is available for access by the diner (games are played as designed and content is delivered upon diner requesting access). Regular updates and upgrades to the premium content are provided when the device is connected to the Presto platform through the internet. The agent does not have any responsibility to deliver the content, since the Company is primarily responsible for updating the content, has the relationship with the third-party game developers and the content is only accessible if it is connected to the Company’s platform. Further, the agent has no control or ownership of any of the underlying game licenses and cannot host any of the premium content on its servers in any scenario.

b.	Inventory risk: The Company has to ensure that premium content performs as expected and in an event of any issue with the functionality, the Company is responsible for fixing the issue. The Company obtains the content (in the form of a license) from the developers and controls its access through the platform, prior to the diner accessing it.

c.	Discretion in establishing the price: The Company has discretion in the prices charged, and this price is established in agreement with the diner and is typically a standard charge for all diners by the Company. The Company has significant control in establishing the price together with the agent and the Company is always aware of the price charged to the diner for consuming such content, with no discounts provided at the time of purchase.

The Company concluded that the diner is the customer in the arrangement and that the Company serves in a principal capacity, rather than an agent. The restaurants, in these arrangements, serve as a sales agent between the Company and the diners to upsell premium content purchases during their dining experience. Fees are collected by the agent and remitted back to the Company, net of agreed commission rates for the agent, on a monthly basis. The Company therefore believes it is appropriate to recognize the revenue earned at the gross amount (i.e. the price of the premium content in which the diner pays to gain access).

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Ilan Katz at (212) 632 5556 or ilan.katz@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee
Brian Lee
Partner

cc:	Edward	Scheetz
Ventoux	CCM Acquisition Corp.